Exhibit 99.108

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REACHES 2,000 TONNES PER DAY TARGET AT BELL
CREEK MILL, ON TRACK TO MINE 65,000 OUNCES IN 2010 AND TO EXIT YEAR
AT 10,000 OUNCE MONTHLY PRODUCTION RATE

•                 Phase 1 expansion of Bell Creek Mill (to 2,000 tpd from 1,500 tpd) completed within budget

•                 5,107 ounces produced over final two weeks of October during Mill commissioning phase when throughput averaged 1,370 tonnes per day at average grade of 7.48 gpt (including 17,000 tonnes at 8.17 gpt from Timmins Mine Ultramafic 1 Zone)

•                 Timmins Mine achieved average production rate of approximately 1,500 tonnes per day of ore during last week of October.

Toronto, Ontario (November 3, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced that the commissioning of the Phase 1 expansion of the 100% owned Bell Creek Mill has been completed with the Mill now operating at the expanded capacity of 2,000 tonnes per day (“tpd”). During commissioning, the Bell Creek Mill operated at an average rate of 1,370 tpd from October 16, 2010 to October 31, 2010, processing a total of 21,900 tonnes at an average grade of 7.48 grams per tonne (“gpt”) producing 5,107 ounces. Included in the production was 17,000 tonnes of Timmins Mine Ultramafic 1 (“UM1”) Zone ore at a grade of 8.17 gpt. As of the end of October, the Company had processed approximately 19,000 ounces of gold at the Bell Creek Mill and currently has 69,000 tonnes of ore in inventory.

During the month of October, an average of approximately 1,000 tonnes per day of ore was brought to surface at Timmins Mine. The average for the last week of October reached approximately 1,500 tonnes per day of ore. The Company expects mine production over the balance of the year from the Timmins Mine shaft and ramp, Bell Creek and Thunder Creek.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are extremely pleased with the progress that has been made in Timmins. The Bell Creek Mill expansion went very well and is now complete and at Timmins Mine both the mining rate and the grades realized to date in the UM1 Zone very much meet our expectations. We continue to target mine production of 65,000 recoverable ounces in 2010, a portion of which is expected to be held in inventory at the end of the year for processing at the beginning of 2011 reflecting the timing for commissioning of the Bell Creek Mill expansion. We also expect to end 2010 at a monthly production rate of 10,000 ounces from the Bell Creek Mill.”

The Phase 1 expansion of the Bell Creek Mill, which has increased the Mill’s capacity from 1,500 tpd to 2,000 tpd, commenced during the first quarter of 2010 and was completed within budget.

The Company remains well funded to achieve its growth plans with $126.1 million of cash and cash equivalents at September 30, 2010 and is on track for project spending in 2010 to be in line with its previously announced forecast of $115.0 million (before net proceeds from anticipated gold sales), with exploration spending expected to be somewhat lower than the budget of $31.0 million. Lake Shore Gold will release its full financial and operating results for the third quarter and first nine months of 2010 on Wednesday, November 10, 2010.

Lake Shore Gold will host a conference call and webcast on Thursday, November 4, 2010 at 9:00 am EST to discuss announcements issued this week regarding exploration and operating success achieved by the Company. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-2217 or 866-696-5910
Participant ID: 8805516
Replay number: 416-695-5800 or 800-408-3053
Replay ID: 7258200
Available until: 11:59pm, November 11, 2010

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of two large mining complexes in Timmins, Ontario: Timmins West and Bell Creek. The Company is currently in pre-production development at the Timmins Mine, where it has both a shaft and ramp and has accessed mineralization underground at the adjacent Thunder Creek property. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is currently operating at 2,000 tonnes per day. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com